Exhibit 99.1

Evogene Announces Establishment of Ag-Chemicals Subsidiary –
AgPlenus Ltd.

Evogene’s activities relating to design and development of effective and safe next generation agro-chemical products transferred to new subsidiary

Rehovot, Israel – November 19, 2018 – Evogene Ltd. (NASDAQ, TASE: EVGN), a leading biotechnology company developing novel products for life science markets, announced today the establishment of a new subsidiary – AgPlenus Ltd.  All of Evogene’s ag-chemical activities focusing on the design and development of effective and safe next generation agro-chemical products are being transferred to the new subsidiary, along with access to Evogene’s Computational Predictive Biology (“CPB”) platform.

The ag-chemical activities being transferred to AgPlenus, which were initiated in 2014, now consist of a substantial internal and collaborative product pipeline focusing on herbicides and insecticides with a clear go-to-market strategy. This rapid product candidate discovery and early stage development was achieved through the use of Evogene’s CPB platform, a well-established disruptive technology platform. AgPlenus’ promising product candidate pipeline includes advanced hits for potential new Mode-of-Action (“MoA”) herbicides and new Sites-of-Action (“SoA”) for key insecticidal targets. Evogene’s existing ag-chemical collaborations with world leading crop protection companies such as BASF and ICL will also be transferred to the new subsidiary.

AgPlenus’ senior management consists of the previous division management with Eran Kosover, previously the division General Manager and Evogene EVP, being appointed as AgPlenus’ Chief Executive Officer.  Ofer Haviv, Evogene’s CEO will serve as chairman of the board of the new subsidiary.

Ofer Haviv, Evogene's President and CEO stated: “I believe this new stand-alone structure for our ag-chemical operations will accelerate its commercialization efforts, making product development even more efficient. In the future, it may also allow potential investors direct access to this unique agro-chemical pipeline.  Led by Mr. Kosover and his talented management and scientific team, I anticipate AgPlenus will reach great accomplishments.”

Eran Kosover, AgPlenus’ CEO stated: “I am honored to receive the leadership of AgPlenus. I am very proud of what we have already achieved and confident that this new structure and focus will result in both an extension and acceleration of our product development activities of effective and safe next generation agro-chemical products. I look forward to update as we reach new milestones and forge new relationships with industry leaders.”

As Evogene disclosed at the beginning of 2018, in order to take full advantage of its broadly applicable CPB platform, Evogene focuses on a number of life science based industries in which its technology can serve as the key differentiator in the development of next generation products. Evogene’s strategy is to establish focused subsidiaries in each of these selected market areas – such as ag-chemicals – with both full corporate capabilities and continuing access to Evogene’s CPB platform.  In addition, each of these subsidiaries will have the right to pursue their own strategic, business and financial arrangements in the future.

About AgPlenus Ltd.:

AgPlenus, a fully owned subsidiary of Evogene, aims to discover, develop and bring to the market effective and safe agrochemical products utilizing proprietary computational predictive technologies. The Company aims to develop agrochemicals: herbicides, insecticides, fungicides and crop enhancers. AgPlenus will continue ongoing collaborations with industry leaders such as BASF and ICL. For more information, please visit www.agplenus.com

About Evogene Ltd.:

Evogene (NASDAQ, TASE: EVGN) is a leading biotechnology company developing novel products for major life science markets through the use of a unique computational predictive biology (CPB) platform incorporating deep scientific understandings and advanced computational technologies.

Today, this platform is utilized by the Company to discover and develop innovative products in the following areas (via subsidiaries or divisions): ag-chemicals, ag-biologicals, seed traits, integrated castor oil ag-solutions and human microbiome based therapeutics. Each subsidiary or division establishes its product pipeline and go-to-market, as demonstrated in its collaborations with world-leading companies such as BASF, Corteva, Bayer and ICL. For more information, please visit www.evogene.com

Forward Looking Statements:
This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:
Nir Zalik
IR/PR Manager
E: IR@evogene.com
T: (+972)-8-931-1963

US Investor Relations
Vivian Cervantes
PCG Advisory
E: vivian@pcgadvisory.com
T: 646-863-6274